December 10, 2013

VIA EDGAR

Ms. Christina Chalk

Senior Special Counsel, Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Santarus, Inc.

Schedule TO-T filed December 3, 2013

Filed by Salix Pharmaceuticals, Ltd. et al.

File No. 5-46651

Dear Ms. Chalk:

On behalf of Salix Pharmaceuticals, Ltd. (“Salix”) and its wholly owned subsidiaries Salix Pharmaceuticals, Inc. (“Intermediary”) and Willow Acquisition Sub Corporation (“Purchaser” and, together with Salix and Intermediary, the “Filing Persons”), set forth below are responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated December 9, 2013 relating to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by the Filing Persons on December 3, 2013 (File No. 5-46651).

Concurrently with our submission of this letter, we are filing an amendment to the Schedule TO setting forth the changes described herein. To facilitate your review, we have reproduced the text of the Staff’s comments in bold type. To further facilitate your review, in cases where edits were made within the text of the filing, we have indicated additional text with an underline. Capitalized terms used herein and not otherwise defined herein have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”).

Appraisal Rights, page 48

1.

We note the disclosure stating that a stockholder wishing to exercise appraisal rights must deliver the written demand for appraisal of Shares “within the later of the consummation of the Offer and December 23, 2013.” Please revise to clarify

Ms. Christina Chalk

December 10, 2013

precisely when the consummation of the Offer will occur for purposes of exercising appraisal rights. For instance, clarify whether consummation means the Expiration Date of the Offer, the time the bidder accepts the tendered shares, or the time of settlement.

Section 262(d)(2) of the General Corporation Law of the State of Delaware provides in relevant part that “Any stockholder entitled to appraisal rights may, … in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of [notice of appraisal rights], demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares.” Consistent with the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Santarus, Inc. with the Commission on December 3, 2013, we interpret the phrase “consummation of the tender or exchange offer” to mean, in the case of the Offer, the Acceptance Time.

Accordingly, we have amended and restated the fourth paragraph of the subsection titled “Appraisal Rights” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase to read in its entirety as follows:

“As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following: (i) within the later of the consummation of the Offer, which will occur at the Acceptance Time, and December 23, 2013, deliver to Santarus a written demand for appraisal of Shares held, which demand must reasonably inform Santarus of the identity of the stockholder and that the stockholder is demanding appraisal; (ii) not tender their Shares in the Offer and (iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.”

*        *        *         *        *

In response to the Staff’s request, the Filing Persons have authorized us to confirm on their behalf that they acknowledge as follows:

•	they are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Christina Chalk

December 10, 2013

Thank you for your consideration of our responses to your comments. If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at (202) 662-5128.

Sincerely,

/S/ DAVID B.H. MARTIN
David B.H. Martin, Esq.
Covington & Burling LLP

cc:	William Bertrand, Jr.
Senior Vice President, General Counsel, Salix Pharmaceuticals, Ltd.
8510 Colonnade Center Drive
Raleigh, NC 27615